COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

				Nine Months Ended
	For the Years Ended December 31,			September 30,
	2003	2002	2001	2004	2003
	(In Thousands)
FIXED CHARGES:
Gross interest expense	$15,642	$15,373	$15,034	$12,771	$11,486
Interest portion of rent expense	129	122	46	119	96

	15,771	15,495	15,080	12,890	11,582

EARNINGS:
Income (loss) before taxes	205,999	109,586	189,404	203,774	166,450
Plus: fixed charges	15,771	15,495	15,080	12,890	11,582
Less: capitalized interest	7,300	7,975	12,042	6,178	5,218

	$214,470	$117,106	$192,442	$210,486	$172,814
Ratio of Earnings to Fixed Charges	13.6x	7.6x	12.8x	16.3x	14.9x